Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                   MGM Mirage
                                  Common Stock
                             CUSIP Number 552953101

Date of Event Which Requires Filing of this Statement:  December 31, 2001

CUSIP No. 552953101

         1)     Name of reporting person:
                  Legg Mason, Inc.
                 Tax Identification No.:
                  52-1200960

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        8,192,740
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   8,192,740

         9)     Aggregate amount beneficially owned by each reporting person:
                  8,192,740

        10)    Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

        11)    Percent of class represented by amount in row (9):
                  5.21%

        12)    Type of reporting person:
                  HC, CO
           ___________________________________________________________________

         Item 1a)     Name of issuer:
                           MGM Mirage

         Item 1b)     Address of issue's principal executive offices:
                           3600 Las Vegas Boulevard South
                           Las Vegas, NV  89109

         Item 2a)    Name of person filing:
                           Legg Mason, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     552953101

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a :
         (a)    [   ]    Broker or dealer under Section 15 of the Act.
         (b)    [   ]    Bank as defined in Section 3(a) (6) of the Act.
         (c)    [   ]    Insurance Company as defined in Section 3(a) (6) of
                                the Act.
         (d)    [   ]    Investment Company registered under Section 8 of the
                                Investment Company Act.
         (e)    [   ]    Investment Adviser registered under Section 203 of the
                                 Investment Advisers Act of 1940.
         (f)    [   ]    Employee Benefit Plan, Pension Fund which is
                                subject to ERISA
                           of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g)    [ X]     Parent holding company, in accordance with
                                240.13d-1(b)(ii)(G).
         (h)    [   ]    Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:  8,192,740

         (b)     Percent of Class:  5.21%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)  shared power to vote or to direct the vote:
                                    8,192,740
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    8,192,740

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6)    Ownership of more than Five Percent on behalf of another
                                person:

                           Various accounts managed by the investment advisory subsidiaries described in Item 7 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of MGM Mirage. No such account owns more than 5% of the shares outstanding.

         Item 7)    Identification and classification of the subsidiary which
                        acquired the security being reported on by the parent holding company:

                          Legg Mason Funds Management, Inc., investment adviser Brandywine Asset Management, LLC, investment adviser
                          Legg Mason Capital Management, Inc., investment
                                    adviser
                          Legg Mason Wood Walker, Inc., investment adviser
                                    and broker/dealer with discretion
                          Perigee Investment Counsel, Inc., investment adviser

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         ---------------------------
         Date - February 11, 2002

         Legg Mason, Inc.


         By _________________________________________________
             Timothy C. Scheve, Sr. Ex. Vice President